SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 30 November. 2023

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Director/PDMR Shareholding dated 01 November 2023
Exhibit 1.2	Transaction in Own Shares dated 01 November 2023
Exhibit 1.3	Transaction in Own Shares dated 02 November 2023
Exhibit 1.4	Transaction in Own Shares dated 03 November 2023
Exhibit 1.5	Transaction in Own Shares dated 06 November 2023
Exhibit 1.6	Transaction in Own Shares dated 07 November 2023
Exhibit 1.7	Transaction in Own Shares dated 08 November 2023
Exhibit 1.8	Transaction in Own Shares dated 09 November 2023
Exhibit 1.9	Transaction in Own Shares dated 10 November 2023
Exhibit 1.10	Director/PDMR Shareholding dated 13 November 2023
Exhibit 1.11	Transaction in Own Shares dated 13 November 2023
Exhibit 1.12	Transaction in Own Shares dated 14 November 2023
Exhibit 1.13	Transaction in Own Shares dated 15 November 2023
Exhibit 1.14	Transaction in Own Shares dated 16 November 2023
Exhibit 1.15	Transaction in Own Shares dated 17 November 2023
Exhibit 1.16	Director/PDMR Shareholding dated 20 November 2023
Exhibit 1.17	Transaction in Own Shares dated 20 November 2023
Exhibit 1.18	Transaction in Own Shares dated 21 November 2023
Exhibit 1.19	Transaction in Own Shares dated 22 November 2023
Exhibit 1.20	Transaction in Own Shares dated 23 November 2023
Exhibit 1.21	Transaction in Own Shares dated 24 November 2023
Exhibit 1.22	Director/PDMR Shareholding dated 24 November 2023
Exhibit 1.23	Transaction in Own Shares dated 27 November 2023
Exhibit 1.24	Transaction in Own Shares dated 28 November 2023
Exhibit 1.25	Transaction in Own Shares dated 29 November 2023

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, interim chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired pursuant to the exercise of options granted under the BP ShareSave (SAYE) UK Plan (3 Year)
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.49	3,614
d)	Aggregated information - Volume - Price - Total	3,614 £2.49 £8,998.86
e)	Date of the transaction	31 October 2023
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 1 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,251,497 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	1,892,416	488,120	1,870,961
Highest price paid per Share (pence):	503.00	502.80	502.90
Lowest price paid per Share (pence):	488.45	489.55	488.70
Volume weighted average price paid per Share (pence):	497.5957	497.5399	497.2215

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	497.5957	1,892,416
Cboe (UK)/BXE	497.5399	488,120
Cboe (UK)/CXE	497.2215	1,870,961

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1024S_1-2023-11-1.pdf

Exhibit 1.3

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 2 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,265,943 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,130,740	396,456	1,738,747
Highest price paid per Share (pence):	501.40	501.10	501.10
Lowest price paid per Share (pence):	489.55	490.05	489.15
Volume weighted average price paid per Share (pence):	495.5885	495.5046	495.3570

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	495.5885	2,130,740
Cboe (UK)/BXE	495.5046	396,456
Cboe (UK)/CXE	495.3570	1,738,747

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2503S_1-2023-11-2.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	02 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,023,527,440
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	17,960,905,718

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.4

 BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 03 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,286,326 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,160,874	431,314	1,694,138
Highest price paid per Share (pence):	505.00	505.00	505.00
Lowest price paid per Share (pence):	484.40	484.40	483.85
Volume weighted average price paid per Share (pence):	494.4718	493.8998	494.3111

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	494.4718	2,160,874
Cboe (UK)/BXE	493.8998	431,314
Cboe (UK)/CXE	494.3111	1,694,138

Individual transactions:
To view details of the individual transactions, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/3976S_1-2023-11-3.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	03 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,019,275,943
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	17,956,654,221

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.5

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 6 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,228,997 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,318,522	395,458	1,515,017
Highest price paid per Share (pence):	493.25	493.05	493.25
Lowest price paid per Share (pence):	488.05	488.25	488.25
Volume weighted average price paid per Share (pence):	491.0548	490.9483	491.0176

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	491.0548	2,318,522
Cboe (UK)/BXE	490.9483	395,458
Cboe (UK)/CXE	491.0176	1,515,017

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/5500S_1-2023-11-6.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	06 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,015,010,000
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	17,952,388,278

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.6

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 7 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,315,099 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,539,677	372,411	1,403,011
Highest price paid per Share (pence):	487.00	487.15	487.15
Lowest price paid per Share (pence):	480.15	480.15	480.15
Volume weighted average price paid per Share (pence):	483.7079	483.6665	483.8973

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	483.7079	2,539,677
Cboe (UK)/BXE	483.6665	372,411
Cboe (UK)/CXE	483.8973	1,403,011

Individual transactions:
To view details of the individual transactions, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/6959S_1-2023-11-7.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.
The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	07 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,010,723,674
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	17,948,101,952

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.7

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 8 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,364,773 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,526,818	344,230	1,493,725
Highest price paid per Share (pence):	482.35	482.30	482.35
Lowest price paid per Share (pence):	477.70	477.75	477.60
Volume weighted average price paid per Share (pence):	480.0187	480.0425	480.0386

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	480.0187	2,526,818
Cboe (UK)/BXE	480.0425	344,230
Cboe (UK)/CXE	480.0386	1,493,725

Individual transactions:
To view details of the individual transactions, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/8474S_1-2023-11-8.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	08 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,006,494,677
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	17,943,872,955

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.8

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 9 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,428,252 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,632,525	344,963	1,450,764
Highest price paid per Share (pence):	476.70	476.70	476.70
Lowest price paid per Share (pence):	468.00	468.25	468.05
Volume weighted average price paid per Share (pence):	472.8828	472.5495	472.6483

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	472.8828	2,632,525
Cboe (UK)/BXE	472.5495	344,963
Cboe (UK)/CXE	472.6483	1,450,764

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0054T_1-2023-11-9.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	09 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	17,002,179,578
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	932,295,778
New total number of voting rights (including treasury shares):	17,939,557,856

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.9

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 10 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,399,291 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,536,340	345,006	1,517,945
Highest price paid per Share (pence):	480.80	480.80	480.80
Lowest price paid per Share (pence):	474.90	474.90	474.90
Volume weighted average price paid per Share (pence):	478.1490	478.1723	478.2171

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	478.1490	2,536,340
Cboe (UK)/BXE	478.1723	345,006
Cboe (UK)/CXE	478.2171	1,517,945

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1514T_1-2023-11-10.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	10 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,998,318,917
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	931,791,666
New total number of voting rights (including treasury shares):	17,935,193,083

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.10

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Julia Emanuele
2	Reason for the notification
a)	Position/status	Person Closely Associated with Murray Auchincloss, interim chief executive officer
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.7535	78
d)	Aggregated information - Volume - Price - Total	78 £4.7535 £370.77
e)	Date of the transaction	10 November 2023
f)	Place of the transaction	Outside a trading venue
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.11

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 13 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,363,585 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,620,068	397,326	1,346,191
Highest price paid per Share (pence):	486.20	486.20	486.20
Lowest price paid per Share (pence):	475.60	475.60	475.60
Volume weighted average price paid per Share (pence):	481.6166	481.6986	481.5806

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	481.6166	2,620,068
Cboe (UK)/BXE	481.6986	397,326
Cboe (UK)/CXE	481.5806	1,346,191

Individual transactions:
To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2901T_1-2023-11-13.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	13 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,993,890,665
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	931,791,666
New total number of voting rights (including treasury shares):	17,930,764,831

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.12

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 14 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,344,993 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,633,683	367,927	1,343,383
Highest price paid per Share (pence):	486.50	486.10	486.15
Lowest price paid per Share (pence):	477.30	477.35	477.40
Volume weighted average price paid per Share (pence):	481.4950	481.5451	481.4344

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	481.4950	2,633,683
Cboe (UK)/BXE	481.5451	367,927
Cboe (UK)/CXE	481.4344	1,343,383

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

 http://www.rns-pdf.londonstockexchange.com/rns/4483T_1-2023-11-14.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK
2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	14 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,989,491,374
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	931,791,666
New total number of voting rights (including treasury shares):	17,926,365,540

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.13

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 15 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,287,231 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,531,484	399,622	1,356,125
Highest price paid per Share (pence):	483.60	483.65	483.65
Lowest price paid per Share (pence):	477.35	477.50	477.35
Volume weighted average price paid per Share (pence):	480.9564	480.8086	480.8402

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	480.9564	2,531,484
Cboe (UK)/BXE	480.8086	399,622
Cboe (UK)/CXE	480.8402	1,356,125

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6035T_1-2023-11-15.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	15 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,985,127,789
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	931,791,666
New total number of voting rights (including treasury shares):	17,922,001,955

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.14

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 16 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,383,072 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,747,637	316,307	1,319,128
Highest price paid per Share (pence):	481.15	481.15	481.15
Lowest price paid per Share (pence):	466.95	466.95	466.95
Volume weighted average price paid per Share (pence):	473.0388	473.1310	472.5487

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	473.0388	2,747,637
Cboe (UK)/BXE	473.1310	316,307
Cboe (UK)/CXE	472.5487	1,319,128

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/7449T_1-2023-11-16.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	16 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,980,782,796
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	931,791,666
New total number of voting rights (including treasury shares):	17,917,656,962

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.15

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 17 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,371,070 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,632,770	341,964	1,396,336
Highest price paid per Share (pence):	479.20	479.20	479.20
Lowest price paid per Share (pence):	470.05	470.05	470.05
Volume weighted average price paid per Share (pence):	475.2038	475.5997	475.1117

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	475.2038	2,632,770
Cboe (UK)/BXE	475.5997	341,964
Cboe (UK)/CXE	475.1117	1,396,336

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8862T_1-2023-11-17.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	17 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,976,495,565
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	931,791,666
New total number of voting rights (including treasury shares):	17,913,369,731

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.16

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Satish Pai
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (ADSs). Each representing 6 ordinary shares of $0.25 each. US0556221044
b)	Nature of the transaction	Purchase of ADSs.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$35.55	2,000
d)	Aggregated information - Volume - Price - Total	2,000 $35.55 $71,100
e)	Date of the transaction	17 November 2023
f)	Place of the transaction	New York Stock Exchange - XNYS

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

 Exhibit 1.17

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 20 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,292,110 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,383,373	421,879	1,486,858
Highest price paid per Share (pence):	482.70	482.80	482.80
Lowest price paid per Share (pence):	476.55	476.60	476.55
Volume weighted average price paid per Share (pence):	480.2364	480.4289	480.2897

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	480.2364	2,383,373
Cboe (UK)/BXE	480.4289	421,879
Cboe (UK)/CXE	480.2897	1,486,858

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0430U_1-2023-11-20.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	20 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,972,112,493
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	931,791,666
New total number of voting rights (including treasury shares):	17,908,986,659

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.18

BP p.l.c.
Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 21 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,312,006 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,474,139	351,677	1,486,190
Highest price paid per Share (pence):	478.35	478.35	478.35
Lowest price paid per Share (pence):	472.75	472.80	472.80
Volume weighted average price paid per Share (pence):	475.3888	475.3850	475.2653

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	475.3888	2,474,139
Cboe (UK)/BXE	475.3850	351,677
Cboe (UK)/CXE	475.2653	1,486,190

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1955U_1-2023-11-21.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	21 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,967,741,423
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	931,791,666
New total number of voting rights (including treasury shares):	17,904,615,589

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.19

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 22 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,387,174 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,265,246	366,257	1,755,671
Highest price paid per Share (pence):	478.15	478.20	477.65
Lowest price paid per Share (pence):	460.90	460.85	460.70
Volume weighted average price paid per Share (pence):	468.8766	467.4930	467.7315

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	468.8766	2,265,246
Cboe (UK)/BXE	467.4930	366,257
Cboe (UK)/CXE	467.7315	1,755,671

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3810U_1-2023-11-22.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	22 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,963,449,313
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	931,791,666
New total number of voting rights (including treasury shares):	17,900,323,479

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.20

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 23 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,341,638 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,576,858	320,678	1,444,102
Highest price paid per Share (pence):	475.20	475.20	475.20
Lowest price paid per Share (pence):	469.90	469.90	469.90
Volume weighted average price paid per Share (pence):	473.4911	473.5676	473.4972

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	473.4911	2,576,858
Cboe (UK)/BXE	473.5676	320,678
Cboe (UK)/CXE	473.4972	1,444,102

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/5227U_1-2023-11-23.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	23 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,959,137,307
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	931,791,666
New total number of voting rights (including treasury shares):	17,896,011,473

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.21

BP p.l.c.
 Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 24 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,310,083 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,620,974	282,848	1,406,261
Highest price paid per Share (pence):	478.30	478.20	478.30
Lowest price paid per Share (pence):	472.80	472.95	472.95
Volume weighted average price paid per Share (pence):	475.6397	475.8390	475.6764

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.
The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases
Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)
Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	475.6397	2,620,974
Cboe (UK)/BXE	475.8390	282,848
Cboe (UK)/CXE	475.6764	1,406,261

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6539U_1-2023-11-24.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	24 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,954,750,133
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	931,791,666
New total number of voting rights (including treasury shares):	17,891,624,299

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

 Exhibit 1.22

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hina Nagarajan
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Purchase of ordinary shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.725	5,000
		£4.685	5,000
d)	Aggregated information - Volume - Price - Total	10,000 £4.705 £47,050
e)	Date of the transaction	22 November 2023
f)	Place of the transaction	London Stock Exchange, Main Market (XLON)
This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.23

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 27 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,292,407 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,567,249	321,621	1,403,537
Highest price paid per Share (pence):	477.25	477.25	477.25
Lowest price paid per Share (pence):	471.15	471.15	471.15
Volume weighted average price paid per Share (pence):	474.8004	474.9658	474.8743

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	474.8004	2,567,249
Cboe (UK)/BXE	474.9658	321,621
Cboe (UK)/CXE	474.8743	1,403,537

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8213U_1-2023-11-27.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	27 November 2023

3. New total number of voting rights:

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.24

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 28 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,291,628 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,466,601	339,497	1,485,530
Highest price paid per Share (pence):	478.20	478.20	478.20
Lowest price paid per Share (pence):	472.95	472.95	472.95
Volume weighted average price paid per Share (pence):	475.3798	475.4282	475.4293

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	475.3798	2,466,601
Cboe (UK)/BXE	475.4282	339,497
Cboe (UK)/CXE	475.4293	1,485,530

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9664U_1-2023-11-28.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	28 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,946,098,412
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	931,791,666
New total number of voting rights (including treasury shares):	17,882,972,578

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

Exhibit 1.25

BP p.l.c.

Transaction in Own Shares

BP p.l.c. (the "Company") announces that on 29 November 2023 it has purchased, in accordance with the authority granted by shareholders at the 2023 Annual General Meeting of the Company, a total of 4,276,755 of its ordinary shares of $0.25 each ("Shares") on the London Stock Exchange and Cboe (UK) as part of the buyback programme announced on 31 October 2023 (the "Programme") and as detailed below:

	London Stock Exchange	Cboe (UK)/BXE	Cboe (UK)/CXE
Number of Shares purchased:	2,816,666	271,016	1,189,073
Highest price paid per Share (pence):	476.90	476.70	476.80
Lowest price paid per Share (pence):	469.60	469.65	469.65
Volume weighted average price paid per Share (pence):	474.0021	473.6398	473.6920

The Company intends to cancel these shares in accordance with the authority granted by its shareholders at the Company's 2023 Annual General Meeting.

The schedule below contains detailed information about the purchases made by Morgan Stanley & Co. International p.l.c. (Intermediary code: MSLNGB2X) on the date of purchase as part of the Programme.

Further enquiries:

bp Investor Relations         +44(0) 207 496 4000

Schedule of Purchases

Shares purchased: BP p.l.c. (ISIN CODE: GB0007980591)

Aggregate information:

Venue	Volume-weighted average price (pence)	Aggregated volume
London Stock Exchange	474.0021	2,816,666
Cboe (UK)/BXE	473.6398	271,016
Cboe (UK)/CXE	473.6920	1,189,073

Individual transactions:

To view details of the individual transactions, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/1256V_1-2023-11-29.pdf

The above Transaction in Own Shares announcement is prepared on a trade basis. It is expected the shares purchased will be delivered to the Company in two working days.

The below Total Number of Voting Rights announcement is prepared on a settlement basis. Only purchased shares delivered to the company for cancellation have been deducted from the total voting rights.

Publication of new total number of voting rights according to Sec. 41 WpHG

Publication of total number of voting rights

1. Information on the issuer

BP p.l.c.
1 St. James's Square
London
SW1Y 4PD
UK

2. Type of capital measure

	Type of capital measure	Status at / date of effectiveness
Issue of subscription shares (Section 41 (2) WpHG)
X	Other capital measure (§ 41 (1) WpHG)	29 November 2023

3. New total number of voting rights:

No. Ordinary shares of US$0.25 each (excluding treasury shares)	16,941,806,005
No. Preference shares of £1 each	12,706,252
No. Ordinary shares held in treasury	931,791,666
New total number of voting rights (including treasury shares):	17,878,680,171

Ordinary shares have one vote per share and preference shares two votes for every £5 in nominal capital held.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 December 2023
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary